UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

EMAGEON INC.

(Name of Subject Company)
EMAGEON INC.

(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
29076V 10 9

(CUSIP Number of Class of Securities)
Charles A. Jett, Jr.
Chief Executive Officer
1200 Corporate Drive, Suite 200
Birmingham, Alabama 35242
(205) 980-9222

(Name Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies to:
W. Todd Carlisle
Sirote & Permutt, P.C.
2311 Highland Avenue South
Birmingham, AL 35205
(205) 930-5100
and
David A. Stockton
Justin B. Heineman
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, GA 30309
(404) 815-6500
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 5, 2009, and amended on March 13, 2009 (as further amended from time to time, the “Schedule”), by Emageon Inc., a Delaware corporation (“Emageon,” or the “Company”). The Schedule relates to the tender offer by AMICAS Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of AMICAS, Inc., a Delaware corporation (“AMICAS”), to purchase all of the issued and outstanding shares of Emageon common stock at a price per share of $1.82 in cash, net to the seller, without interest thereon and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2009, and the related Letter of Transmittal, each included as an exhibit to the Schedule TO filed by AMICAS with the Commission on March 5, 2009, as may be amended and supplemented from time to time.
     All information in the Schedule is incorporated by reference in this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used below but not defined in this Amendment No. 2 have the meanings set forth in the Schedule.
ITEM 8. ADDITIONAL INFORMATION.
     Item 8 of the Schedule is hereby amended and supplemented by replacing the section entitled “Legal Proceedings” thereunder with the following:
“Legal Proceedings
     On March 13, 2009, a putative shareholder class action lawsuit was filed against the Company and members of the Company Board in the Circuit Court of Jefferson County, Alabama (Case No. CV-2009-900927.00). The action, styled Philip Fishman v. Emageon, Inc., et. al., alleges, among other things, that the members of the Company Board violated their fiduciary duties by failing to maximize value for the Company’s stockholders when negotiating and entering into the Merger Agreement. The complaint also alleges that Emageon aided and abetted those purported breaches. The plaintiff seeks, among other things, to enjoin the acquisition of Emageon by AMICAS or, in the alternative, to rescind the acquisition should it occur before the lawsuit is resolved. The plaintiff also has made motions for expedited proceedings and discovery.
     A similar lawsuit was filed by the plaintiff on March 11, 2009 in the Superior Court Department, Suffolk County, Massachusetts, with AMICAS as an additional defendant, but that lawsuit was withdrawn by the plaintiff without prejudice on March 16, 2009.
     The Company believes that the allegations of the plaintiff’s complaint are entirely without merit, and the Company and the Company Board intend to vigorously defend this action. The Company does not expect this lawsuit to have an impact on the completion of the Offer and the Merger, however, even a meritless lawsuit may carry with it the potential to delay consummation of the transactions contemplated by the Merger Agreement.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ John W. Wilhoite
John W. Wilhoite
Chief Financial Officer

Date: March 17, 2009

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